LILIANA C. MCDANIEL

Chief Accounting Officer

(706) 644-8405

lilianamcdaniel@synovus.com

March 8, 2012

VIA EDGAR

Ms. Sharon Blume

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

Re:	Synovus Financial Corp.

Form 10-K and 10K/A for the Fiscal Year Ended December 31, 2010, filed March 1, 2011 and April 26, 2011

Form 10-Q for the quarterly period ended September 30, 2011

Filed November 9, 2011

File No. 001-10312

Dear Ms. Blume:

Synovus Financial Corp., a Georgia corporation (the “Company” or “Synovus” or, in the first person notation, “we”, “us”, and “our”), is hereby responding to the comment letter of the Securities and Exchange Commission (the “SEC”) dated February 23, 2012. In this letter, we refer to the staff of the SEC as the “Staff.” Paragraph numbering used for each response set forth below corresponds to the paragraph numbering in the Staff’s letter dated February 23, 2012.

Form 10-Q for the Quarter Ended September 30, 2011

Management’s Discussion and Analysis, page 43

Loans, page 55

1.	We note your response to comment 13 of our letter dated December 23, 2011. We further note your adjustment to Loan E’s fair value in the amount of $3,300,000. Please expand footnote (2) to Exhibit B of your response letter to clarify the meaning of this adjustment.

Response

Footnote (2) to Exhibit B has been expanded to clarify the meaning of this adjustment. Please refer to Exhibit B attached hereto.

Securities and Exchange Commission

March 8, 2012

Loan Extensions, page 62

2.	We note your response to comment 14 of our letter dated December 23, 2011. It appears to us that you may have misunderstood our comment. Our comment specifically pertains to loan extensions made in connection with troubled debt restructurings, as noted on page 63. We are not requesting any information on loan extensions in general. We are reissuing our prior comment 14 as follows: We note your disclosure that loan extensions have also been made in connection with troubled debt restructurings and that these extensions have generally consisted of extensions of maturities of one year or less. Please tell us why these types of extensions are made and quantify the dollar amount of troubled debt restructurings that were extended during the periods presented. In addition, tell us how you account for these loans. Clarify whether you continue to consider them troubled debt restructurings when the terms are extended.

Response:

If a loan is already considered a troubled debt restructuring (TDR), extensions of the period of time that principal and/or interest are contractually due to Synovus are discouraged; however, when such extensions are granted, they generally do not exceed one year. While such extensions on loans already restructured in a TDR are not frequent, they may be granted when, in the judgment of management, the extension maximizes the total amounts expected to be collected from the borrower.

If the loan is already a TDR and Synovus grants an extension as described herein, the loan continues to be considered a TDR. Such TDRs are accounted for in accordance with ASU 2011-02, A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring and ASC 310-10-35, Accounting By Creditors for Impairment of a Loan—an amendment of FASB Statements No. 5, ASC 450-20, and No. 15, ASC 310-40. While we do not separately track such extensions granted on loans already restructured in a TDR, such amounts are included in our disclosures of TDR totals and related disclosures. Based upon our workout strategy, we believe that such extensions on loans already restructured in a TDR are not significant. For example, during the year ended December 31, 2011, there were 30 TDRs entered into with principal balances totaling approximately $41 million that subsequently defaulted. Only 1 of these loans with a principal balance of approximately $2 million was granted an extension of the time period that principal and interest was due to Synovus.

The disclosure regarding loan extensions in connection with TDRs as presented in the Form 10-Q for the Quarterly Period Ended September 30, 2011 has been clarified in the Form 10-K for the Year Ended December 31, 2011 to be consistent with the description provided above.

*  *  *  *  *

If you have any questions concerning the foregoing, please contact the undersigned at (706) 644-8405.

Very truly yours,

/s/ Liliana C. McDaniel

Liliana C. McDaniel

Securities and Exchange Commission

March 8, 2012

cc:	Kessel D. Stelling

Thomas J. Prescott

Samuel F. Hatcher

Alana L. Griffin

Securities and Exchange Commission

March 8, 2012

Exhibit B - Response to SEC Comment Letter No. 1

Synovus Financial Corp.

SEC File No. 1-10312

5 Largest Impaired Loans with no Specific Reserves as of September 30, 2011

								Most Recent Appraisal
Identifier Loan		September 30, 2011 Loan Balance	Origination Date	Date of Impairment	Collateral Description		Cumulative Charge-offs through September 30, 2011	Date	Amount	Fair Value Estimate as of September 30, 2011 (4)

A	(3)	$8,333,750	7/29/2004	March 2011	land, multi- family units, and commercial building		$—	August 2011	$10,049,007	$9,345,577	(1)

B	(3)	$7,556,995	8/15/2005	September 2011	land		$2,822,726	March 2011	$7,790,717	$7,556,995	(1)

C	(3)	$7,166,250	2/3/2004	March 2011	land, multi- family units, and commercial building		$—	August 2011	$8,641,211	$8,036,326	(1)

D	(3)	$7,000,000	6/29/2007	March 2011	land, multi- family units, and commercial building		$—	August 2011	$8,440,744	$7,849,892	(1)

E		$6,959,373	7/28/2005	September 2009	land		$2,380,126	February 2011	$4,025,000	$3,731,934	(1)

					Guarantor commitments	(2)				$3,300,000	(2)

										$7,031,934	Total

											Fair Value

B-1

Securities and Exchange Commission

March 8, 2012

(1)	Fair value estimate reflects the appraised value adjusted for estimated selling costs, based on the historical levels of selling costs for similar types of collateral.
(2)	Pursuant to a settlement agreement between Synovus and certain guarantors of the loan, which specified payment of immediately available funds, Synovus included these guarantor commitments in the determination of aggregate fair value of the collateral when assessing the loan for potential impairment as of September 30, 2011. Cash of $3.3 million was received in the fourth quarter of 2011.
(3)	Appraised value and fair value estimate each represent the allocated values in a cross-collateralized loan relationship.
(4)	Except as described in footnote (2) of this Exhibit, the quarterly re-evaluation of fair values of the real estate securing the loans listed above revealed no changes to the fair value measurements through the date of the letter to which this Exhibit is attached.

B-2